MISSION PRODUCE, INC.

2710 Camino Del Sol

Oxnard, CA 93030

March 18, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Mission Produce, Inc. Registration Statement on Form S-4 (File No. 333-294128) Request for Acceleration of Effective Date

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Mission Produce, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on March 20, 2026, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Darren Guttenberg at (714) 755-8050.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

Thank you for your assistance in this matter.

[Signature page follows]

Sincerely,

Mission Produce, Inc.

By:	/s/ Joanne Wu

Name:	Joanne Wu
Title:	Chief Legal Officer and Secretary

cc:	John Michael Pawlowski, Mission Produce, Inc. Darren Guttenberg, Latham & Watkins LLP Steven Stokdyk, Latham & Watkins LLP

[Signature Page to Acceleration Request]